UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

Information to be included in statements filed pursuant to 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                            (Amendment No. _______)*

Golden Star Resources Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38119T104
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 1999
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                                 (Page 1 of 10)



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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott Associates, L.P., a Delaware limited partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  1,185,000

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  1,185,000

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,185,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.2%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Westgate International, L.P., a Cayman Islands limited partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,185,000

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,185,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,185,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.2%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Martley International, Inc., a Delaware corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,185,000

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,185,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,185,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.2%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        Name of Issuer:

         Golden Star Resources Ltd.

Item 1(b).        Address of Issuer's Principal Executive Offices:

         1660 Lincoln Street, Suite 3000
         Denver, Colorado 80264-3001

Item 2(a).        Name of Persons Filing:

         The names of the persons  filing this  statement  on Schedule  13G are:
         Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley") (the "Reporting Persons"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

ELLIOTT

         The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

SINGER

         The business address of Singer is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

BRAXTON LP

         The business address of Braxton LP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

WESTGATE

The business address of Westgate is Westgate International, L.P., c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

HAMBLEDON

The business address of Hambledon is Hambledon, Inc., c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

MARTLEY

         The business address of Martley is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Item 2(c).        Citizenship:

         Elliott is a limited partnership formed under the laws of Delaware.

         Westgate is a limited partnership formed under the laws of the Cayman Islands, British West Indies.

         Martley is a corporation formed under the laws of Delaware.

Item 2(d).        Title of Class of Securities

         Common Stock (the "Common Stock")

Item 2(e).        CUSIP Number: 38119T104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

          (e) [ ] An   investment   adviser   in   accordance   with   Rule
                  13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   Elliott beneficially owns a total of 1,185,000 shares of Common Stock, consisting of 290,000 shares of Common Stock held outright and warrants to purchase an additional 895,000 shares of Common Stock.

                   Westgate and Martley together beneficially own a total of 1,185,000 shares of Common Stock, consisting of 290,000 shares of Common Stock held outright and warrants to purchase an additional 895,000 shares of Common Stock.

                   Elliott, Westgate and Martley together beneficially own an aggregate of 2,370,000 shares of Common Stock, consisting of 580,000 shares of Common Stock held outright and warrants to purchase an additional 290,000 shares of Common Stock.

          (b)      Percent of class:

                   Elliott's beneficial ownership of 1,185,000 shares of Common Stock constitutes 3.2% of all of the outstanding shares of Common Stock.

                   Westgate and Martley's aggregate beneficial ownership of 1,185,000 shares of Common Stock constitutes 3.2% of all of the outstanding shares of Common Stock.

                   Elliott,   Westgate  and   Martley's   aggregate   beneficial
                   ownership of 2,370,000 shares of Common Stock constitutes 6.2% of all of the outstanding shares of Common Stock.

          (c)      Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote

                        Elliott has sole power to vote or direct the vote of 1,185,000 shares of Common Stock.

                   (ii) Shared power to vote or to direct the vote

                        Westgate and Martley together have shared power to vote or direct the vote of 1,185,000 shares of Common Stock.

                   (iii) Sole power to dispose or to direct the disposition of

                        Elliott   has  sole  power  to  dispose  or  direct  the
                        disposition of 1,185,000 shares of Common Stock.

                   (iv) Shared power to dispose or to direct the disposition of

                        Westgate and Martley together have shared power to dispose or direct the disposition of 1,185,000 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          See Item 2(a) above.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: September 2, 1999            ELLIOTT ASSOCIATES, L.P.


                                            By: /s/ Paul E. Singer
                                                     Paul E. Singer
                                                     General Partner


                                            WESTGATE INTERNATIONAL, L.P.

                                            By:      Martley International,
                                                               Inc.,
                                                     as Investment Manager


                                                     By: /s/ Paul E. Singer
                                                              Paul E. Singer
                                                              President


                                            MARTLEY INTERNATIONAL, INC.


                                            By: /s/ Paul E. Singer
                                                     Paul E. Singer
                                                     President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Golden Star Resources Ltd. dated September 2, 1999 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: September 2, 1999            ELLIOTT ASSOCIATES, L.P.


                                            By: /s/ Paul E. Singer
                                                     Paul E. Singer
                                                     General Partner


                                            WESTGATE INTERNATIONAL, L.P.

                                            By:      Martley International,
                                                               Inc.,
                                                     as Investment Manager


                                                     By: /s/ Paul E. Singer
                                                              Paul E. Singer
                                                              President


                                            MARTLEY INTERNATIONAL, INC.


                                            By: /s/ Paul E. Singer
                                                     Paul E. Singer
                                                     President